AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2007

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AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
for the nine months ending 31 December 2007

	31 Dec 2007 $	31 Dec 2006 $
Expenditure		
Administration fees	210,000	48,600
Development fees	110,437	--
Total Expenditures	320,437	48,600
Loss for the period	320,437	48,600
Accumulated loss brought forward	283,845	81,000
Accumulated loss carried forward	$ 604,282	$ 129,600

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET

As at 31 December 2007

	31 Dec 2007 $	31 Dec 2006 $
Current Assets		
Debtors	622,537	1,074,220
Total Net Assets	$ 622,537	$ 1,074,220
Capital and Reserves		
Called up Share Capital	53,671	53,648
Share Premium Account	1,173,148	1,150,172
Profit and Loss Account	(604,282)	(129,600)
Total Shareholders' Funds	$ 622,537	$ 1,074,220
Number of shares in issue	5,367,115	5,358,615

END